Exhibit 99.1

LATAM reports gradual recovery of operation in recent months

Santiago, Chile, September 14, 2020– LATAM Airlines Group today reported a gradual recovery of its operations in recent months. In June, LATAM operated 6.4% of its capacity (measured in available seat kilometers (ASK)) compared with the same period in 2019, increasing to 9.2% in July and reaching 13.9% in August. These results follow the drastic reduction in LATAM's operation in April and May 2020 (when it operated 5.7% and 6.7% of its 2019 capacity respectively) due to COVID-19.

In August 2020, system passenger traffic (measured in revenue passenger kilometers (RPK)) decreased 89.1%, while capacity fell 86.1% compared with the same month of 2019.

In Chile, LATAM resumed flights during the month to Copiapó, La Serena and Temuco, also increasing frequencies to destinations such as Iquique, Calama, Antofagasta, Puerto Montt and Punta Arenas. Internationally, LATAM resumed direct flights from Santiago to Madrid.

During the month, LATAM Cargo achieved a load factor of 73.3%, exceeding the 54.5% in August 2019. LATAM Cargo has been able to maximize the use of its Boeing 767F cargo fleet as well as use passenger aircraft for the exclusive transport of cargo with 345 flights of this type during August.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	August				Year to Date
	2020	2019	% Change		2020	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	1,149	10,503	-89.1%		31,776	82,641	-61.5%
DOMESTIC SSC (1)	161	1,888	-91.5%		6,016	14,536	-58.6%
DOMESTIC BRAZIL (2)	791	2,838	-72.1%		10,319	20,817	-50.4%
INTERNATIONAL (3)	197	5,778	-96.6%		15,441	47,288	-67.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	1,745	12,525	-86.1%		40,613	98,531	-58.8%
DOMESTIC SSC (1)	235	2,301	-89.8%		7,716	17,725	-56.5%
DOMESTIC BRAZIL (2)	1,089	3,473	-68.7%		13,182	25,573	-48.5%
INTERNATIONAL (3)	421	6,750	-93.8%		19,716	55,233	-64.3%

PASSENGER LOAD FACTOR
SYSTEM	65.8%	83.9%	-18.0	pp	78.2%	83.9%	-5.6	pp
DOMESTIC SSC (1)	68.4%	82.0%	-13.7	pp	78.0%	82.0%	-4.0	pp
DOMESTIC BRAZIL (2)	72.6%	81.7%	-9.1	pp	78.3%	81.4%	-3.1	pp
INTERNATIONAL (3)	46.8%	85.6%	-38.8	pp	78.3%	85.6%	-7.3	pp

PASSENGERS BOARDED (thousand)
SYSTEM	805	6,376	-87.4%		19,589	48,125	-59.3%
DOMESTIC SSC (1)	162	2,358	-93.1%		6,852	17,309	-60.4%
DOMESTIC BRAZIL (2)	616	2,660	-76.9%		9,181	19,624	-53.2%
INTERNATIONAL (3)	28	1,358	-97.9%		3,556	11,191	-68.2%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	235	283	-17.0%		2,008	2,321	-13.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	320	519	-38.3%		3,126	4,192	-25.4%

CARGO LOAD FACTOR
SYSTEM	73.3%	54.5%	18.7	pp	64.2%	55.4%	8.9	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world. Prior to the COVID-19 crisis, it offered services to 145 destinations in 26 countries, including six domestic markets in South America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

In 2019, the airline group transported over 74 million passengers, operating approximately 1,400 flights per day. Last year, it ranked as the world’s most on-time ‘global network airline’ by Cirium and most punctual ‘mega airline’ by OAG, also being voted the ‘best airline in South America’ in the Skytrax World Airline Awards 2019.

LATAM Airlines Group has over 300 aircraft in its fleet, featuring the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Cargo is LATAM Airlines Group’s business unit specialized in air cargo transportation. It transports cargo in 320 passenger aircraft’s bellies and in its 11 freighters. LATAM Cargo offers modern infrastructure, a wide range of services and care options to satisfy its clients’ needs, and air services to 152 destinations in 29 countries. During 2019, LATAM Group transported 903,800 tons.

For further information, visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.